Amrize Ltd
Grafenauweg 8
6300 Zug, Switzerland

May 7, 2025

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	SiSi Cheng
Claire Erlanger
Jay Ingram
Thomas Jones

Re:	Amrize Ltd
Registration Statement on Form 10-12B
Filed February 28, 2025
File No. 001-42542

Ladies and Gentlemen:

Amrize Ltd (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated March 13, 2025 (the “Comment Letter”) with respect to the above-referenced Company’s Registration Statement on Form 10-12B (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to the Commission.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Unless otherwise stated, all references to page numbers and captions correspond to the page numbers and captions in the Registration Statement. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Form 10-12B Filed February 28, 2025

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 13

1.	Please revise the summary pro forma combined statement of operations to include earnings per share and weighted average shares on a pro forma basis.

Response: The Company respectfully acknowledges the Staff’s comment and has included earnings per share and weighted average shares on a pro forma basis in the summary pro forma condensed combined statement of operations information on page 13 of Amendment No. 1.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
May 7, 2025

Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Information, page 81

2.
Refer to footnotes (a), (b) and (c) for the pro forma adjustments to cash and cash equivalents and long-term debt. Please revise to present a reconciliation in tabular format of the multiple components that aggregate to the total pro forma balance sheet adjustments to cash and long-term debt, respectively.

Response: The Company respectfully acknowledges the Staff’s comment and has revised footnote (c) on page 84 and page 85 of Amendment No. 1 to present reconciliations in tabular format of the treasury adjustments described in footnotes (a) and (c) that aggregate to the total pro forma balance sheet adjustments to Cash and cash equivalents and Long-term debt. There is no pro forma adjustment impact to Cash and cash equivalents and Long-term debt from the treasury adjustments described in footnote (b) based on the Company entering certain transactions prior to the March 31, 2025 balance sheet date.

3.
Refer to footnote (b). You disclose that the revolving credit facility is not expected to be utilized upon the completion of the Spin-Off. Please revise to also disclose whether the commercial paper program and the bridge loan are expected to be utilized upon the completion of the Spin-Off and how is the utilization reflected in the pro forma financial statements, if applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure for footnote (b) on page 83 of Amendment No. 1 to state that the bridge loan and commercial paper program are not expected to be utilized upon the completion of the Spin-off. However, because the commercial paper program may be utilized depending on the Company’s cash position upon completion of the Spin-off, the disclosure has been expanded to include the potential impact of the issuance on Other current liabilities and Interest expense, net on the pro forma financial statements.

***

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
May 7, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3743 or brandon.vandyke@skadden.com.

Very truly yours,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Samuel Cammer, Skadden, Arps, Slate, Meagher & Flom LLP
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Urs Kägi, Bär & Karrer AG
Lukas Studer, Director, Amrize Ltd